China Life Insurance Company Limited

September 14, 2016

Ms. Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

U.S.A.

China Life Insurance Company Limited

Form 20-F for the Fiscal Year Ended December 31, 2015

Dear Ms. Suzanne Hayes:

We refer to your letter, dated August 16, 2016, to China Life Insurance Company Limited (the “Company”) containing comments of the Staff of the Securities and Exchange Commission relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 001-31914). As requested by the staff in such comment letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Lin Dairen
Name:	Lin Dairen
Title:	President and Executive Director

Debevoise & Plimpton LLP 65 Gresham Street London EC2V 7NQ
Tel	+44 20 7786 9000
Fax	+44 20 7588 4180

September 14, 2016

Ms. Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

U.S.A.

China Life Insurance Company Limited

Form 20-F for the Fiscal Year Ended December 31, 2015

Dear Ms. Suzanne Hayes:

We refer to your letter, dated August 16, 2016 (the “Comment Letter”), to China Life Insurance Company Limited (the “Company”) containing comments of the Staff of the Securities and Exchange Commission (the “Staff”) relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 001-31914) (the “2015 Form 20-F”).

The Company is grateful for the comments from the Staff, and has carefully considered the matters raised in the Comment Letter. On behalf of the Company, we have set forth below their response to the Comment Letter.

Comment:

Item 3.D. Risk Factors

Changes in interest rates may affect our profitability, page 12

1.	We note your response to our prior comment 1; however the response does not indicate whether the guaranteed rate of return on products that you marketed and sold during FY2015 and FY2016 (through the date of your Form 20-F filing) differed materially from the 2.53% rate. Please provide us this information. In light of your disclosures on pages 12 and 87, please also confirm that in future filings, as applicable, you will discuss material changes to the rates of your guaranteed products sold during recent periods.

Debevoise & Plimpton LLP is a registered limited liability partnership established under the laws of the State of New York. It is authorised and regulated by the Solicitors Regulation Authority under number 264277. A list of the partners is open to inspection at the above address.

Response:

The Company believes that changes in the guaranteed rate of return on products that it marketed and sold during FY2015 and FY2016 (through the date of the Form 20-F filing) were not material to investors and thus do not require disclosure in the Form 20-F. Instead, it believes that the disclosures it makes in the Form 20-F of the average guaranteed rate of return for all of its in-force policies provide the most meaningful information to investors for them to understand the minimum obligations that it undertakes with respect to all the contracts on the balance sheet date.

In arriving at this view, the Company notes that changes to the guaranteed rates of new policies sold during a particular year do not ordinarily (and did not, in 2015 and YTD 2016) have a material impact on the average guaranteed rate of return for all of its in-force policies. The reserves for new policies are just a small proportion of the reserves for all in-force policies; for instance, such reserves constituted just 6.5% of the total reserves for all in-force polices in 2015 and 5.8% for the first half of 2016, respectively. Therefore, even if the average guaranteed rate of return for new policies differs significantly from the average for all of the policies in force, it has a very limited impact on the average rate, and therefore does not give a good indication of the Company’s minimum commitments to all of its policyholders. This was true in 2015; the average guaranteed rate of return for in-force contracts as of December 31, 2015 was 2.53%, compared to 2.49% as of December 31, 2014, which shows that the average guaranteed rate of return for the policies sold in 2015 had a very limited impact on the total liabilities of the Company.

The Company believes, instead, that the average guaranteed rate of return for all in-force policies provides investors with very helpful information to understand the minimum guaranteed costs for the Company’s total liabilities, and compare it with other insurance companies or combine it with other disclosed information to analyze China Life. For instance, on page 177 of the 2015 Form 20-F, the Company discloses information on its main assets and liabilities and cash flows, including the average guaranteed rate of returns for every year over the next five years, and the Company believes this is very useful information for investors.

This measure in of itself, furthermore, measures only one aspect of the Company’s commitments to policyholders under the products, and thus is generally an inadequate indicator of the trends of the Company’s profitability. For example, although the guaranteed rate of return of participating insurance products is generally lower than the guaranteed rate of traditional insurance products, the profitability of traditional products is not necessarily lower than the profitability of participating products because, in addition to the guaranteed returns, policyholders of participating products also receive dividends which are no less than 70% of the Company’s distributable earnings from participating business under Chinese law. Other information provided by the Company, including the embedded value and value of new business of the Company (which was disclosed in Item 8.C of the Company’s Form 20-F), are also useful to investors to understand the profitability of the Company’s products.

Finally, the Company does not believe there is any known trend yet regarding the guaranteed rates of return for new policies sold during a particular year. Such guaranteed rates would be expected to change from year to year, based on many factors, including, among others, changes in regulatory requirements, interest rates, investment opportunities and returns and the operating results of the Company.

Given all the above reasons, the Company respectively believes that disclosure of period to period changes in its guaranteed rates of return for its new insurance policies is not material information requiring disclosure to investors, based on its experience to date. It is also concerned that disclosure of the guaranteed interest rates for any particular year or period, which is information that is not disclosed by its competitors, would put it at a significant competitive disadvantage. The Company, of course, continually monitors its financial performance, and if a material event or trend can be ascertained will disclose that in future filings.

As discussed in our previous response to the SEC, the Company confirms that in its Form 20-F for the year ended December 31, 2016, it will make the following disclosure:

“We have nearly ** million in-force policies as of December 31, including individual and group life insurance policies, annuity contracts, health insurance and accident insurance policies. As of the date of this report, the average guaranteed interest rate for all those in-force policies is ** %.”

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If you have any questions or comments regarding the foregoing, please contact the undersigned at +4420 7786 9010 or jcscoville@debevoise.com.

Very truly yours,

/s/ James C. Scoville

James C. Scoville

Cc:	Joseph McCann

Dorrie Yale

Securities and Exchange Commission

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